UNITED STATES
SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100

(CUSIP Number)

Hiroshi Mikitani

c/o Rakuten Mobile, Inc.

Rakuten Crimson House

1-14-1 Tamagawa, Setagaya-Ku

Tokyo 158-0094 Japan

+81-50-5817-1140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	00217D100
1.	Names of Reporting Persons. Rakuten Mobile USA Service Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions)
CO

CUSIP No.	00217D100
1.	Names of Reporting Persons. Rakuten Mobile, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	31,020,155 (1) (See Item 5)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	31,020,155 (1) (See Item 5)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,020,155 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.63% (2)
14.	Type of Reporting Person (See Instructions)
CO

(1)	Comprised of 31,020,155 shares of Class A Common Stock of the Issuer. As discussed in Item 2 of this Schedule 13D/A, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D/A, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume: (i) 158,039,342 shares of Class A Common Stock outstanding as of September 3, 2024, as reported on Form S-3ASR filed by the Issuer on September 5, 2024 (the “Form S-3ASR”), and (ii) 28,520,155 shares of Class A Common Stock issued to Rakuten Mobile, Inc. pursuant to the Mergers (as defined below).

CUSIP No.	00217D100
1.	Names of Reporting Persons. Hiroshi Mikitani
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	31,020,155 (1) (See Item 5)
	8.	Shared Voting Power	0
	9.	Sole Dispositive Power	31,020,155 (1) (See Item 5)
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,020,155 (1) (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.63% (2)
14.	Type of Reporting Person (See Instructions)
IN

(1)	Comprised of 31,020,155 shares of Class A Common Stock of the Issuer. As discussed in Item 2 of this Schedule 13D/A, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D/A, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume: (i) 158,039,342 shares of Class A Common Stock outstanding as of September 3, 2024, as reported on Form S-3ASR filed by the Issuer on September 5, 2024 (the “Form S-3ASR”), and (ii) 28,520,155 shares of Class A Common Stock issued to Rakuten Mobile, Inc. pursuant to the Mergers (as defined below).

EXPLANATORY NOTE:

This Schedule 13D/A (this “Schedule 13D/A”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) on April 6, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Schedule 13D/A, the “Schedule 13D”), with respect to the Class A Common Stock. Capitalized terms used in this Schedule 13D/A and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D/A (the “Schedule 13D/A”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland International Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706.

Item 2. Identity and Background

The Schedule 13D/A is being filed by Rakuten Mobile USA Service Inc., a corporation formed under the laws of Delaware (“Rakuten USA”), Rakuten Mobile, Inc. (“Rakuten”), a corporation formed under the laws of Japan, and Hiroshi Mikitani, a citizen of Japan (collectively, the “Reporting Persons”). The business address of the Reporting Persons is c/o Rakuten Mobile, Inc., Rakuten Crimson House, 1-14-1 Tamagawa, Setagaya-Ku, Tokyo 158-0094 Japan. Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten and has voting and investment discretion with respect to the securities held of record by Rakuten. Mr. Mikitani is a member of the Board of Directors of the Issuer. The Reporting Persons’ primary business is the provision of internet services, with internet service businesses in e-commerce, travel, banking, marketing and media.

The Reporting Persons, Abel Avellan (“Avellan”), Antares Technologies LLC (“Antares”), Vodafone Ventures Limited (“Vodafone”), ATC TRS II LLC (“American Tower”) and New Providence Management LLC (“NPA Sponsor” and together with the Reporting Persons, Avellan, Antares, Vodafone and American Tower, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D/A and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between Rakuten and the other Stockholder Parties, see Item 4 below.

During the last five years, the Reporting Persons have not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items 4, 5 and 6 of this Schedule 13D/A is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Items, 3, 5 and 6 of this Schedule 13D/A is incorporated by reference into this Item 4.

Mergers

Rakuten USA, which was a subsidiary of Rakuten and part of the Rakuten Group, of which Mr. Hiroshi Mikitani, a member of the issuer’s Board of Directors, is the founder, Chairman and Chief Executive Officer, completed a series of transactions with subsidiaries of the Issuer on October 10, 2024 (the “Mergers”) that resulted in the acquisition by Rakuten in a tax efficient manner of 28,520,155 shares of the Issuer’s Class A Common Stock. The Mergers were implemented pursuant to an Agreement and Plan of Merger, dated October 10, 2024 (the “Merger Agreement”), by and among Rakuten USA, Rakuten, AST SpaceMobile Holdings III, LLC, a newly formed wholly-owned subsidiary of the Issuer (“Merger Sub I”) and AST SpaceMobile Holdings IV, LLC, a newly formed wholly-owned subsidiary of the Issuer (“Merger Sub II”). As part of the Mergers, the 28,520,155 shares of Class B Common Stock previously held by Rakuten USA were transferred to the Issuer and cancelled. In addition, the Issuer received the 28,520,155 Common Units of AST & Science LLC, a subsidiary of the Issuer, that were held by Rakuten USA prior to the Transactions. As part of the Mergers, Merger Sub I, merged with and into Rakuten USA, with Rakuten USA surviving such merger (the “First Merger”) and, immediately following the First Merger, Rakuten USA merged with and into Merger Sub II, with Merger Sub II surviving such merger (the “Second Merger”). After giving effect to the Second Merger, the separate corporate existence of Rakuten USA ceased.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Merger Agreement, a copy of which is included as Exhibit 8 to this Schedule 13D/A and is incorporated herein by reference.

Assignment of Rights in Stockholders’ Agreement and Registration Rights Agreement

The Merger Agreement contemplates that any and all rights of Rakuten USA under the Amended and Restated Stockholders’ Agreement, dated as of June 5, 2024, by and among the Issuer, Abel Avellan, Antares Technologies LLC, Vodafone Ventures Limited, Rakuten USA, ATC TRS II LLC and AT&T Venture Investments, LLC (the “Stockholders’ Agreement”) and the Registration Rights Agreement, dated as of April 6, 2021, by and among New Providence Acquisition Corp., New Providence Management LLC and the persons identified as AST Equityholders on the signature pages thereto, as amended by Amendment No. 1 and Joinder to the Registration Rights Agreement, dated as of June 4, 2024 (the “Registration Rights Agreement”) will be transferred to Rakuten.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended to add the following:

(a) – (b)

•	Mr. Mikitani is the founder, Chairman and Chief Executive Officer of Rakuten and has voting and investment discretion with respect to the securities held of record by Rakuten. As such, Mr. Mikitani is deemed to be the beneficial owner of the securities held by Rakuten.

•	Amount beneficially owned: 31,020,155 shares of Class A Common Stock.

•	Percent of Class: 16.63%

•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 31,020,155 shares of Class A Common Stock. Each share of Class A Common Stock carries one vote per share.

o	Shared power to vote: 0

o	Sole power to dispose or direct the disposition of: 31,020,155 shares of Class A Common Stock.

o	Shared power to dispose or direct the disposition of: 0

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D/A, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)            Except as described in this Schedule 13D/A, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)            None.

(e)            As a result of the transactions described in Item 4, which description is incorporated herein by reference, Rakuten USA ceased to be the beneficial owner of any shares of Class A Common Stock of the Issuer. The filing of this Schedule 13D/A represents the final amendment to the Schedule 13D, and constitutes an exit filing, for Rakuten USA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
7	Joint Filing Agreement dated October 10, 2024.

8	Agreement and Plan of Merger, dated October 10, 2024, by and among Rakuten Mobile USA Service Inc., Rakuten Mobile, Inc., AST SpaceMobile Holdings III, LLC and AST SpaceMobile Holdings IV, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

Date: October 10, 2024

	By:	/s/ Hiroshi Mikitani
	Name:	Hiroshi Mikitani

Rakuten Mobile USA Service Inc.

	By:	/s/ Junya Yukawa
	Name:	Junya Yukawa
	Title:	Authorized Person

Rakuten Mobile, Inc.

	By:	/s/ Shunsuke Yazawa
	Name:	Shunsuke Yazawa
	Title:	Authorized Person (Representative Director and President)